                                                            August 14, 2002


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                              Columbia Energy Group
                              801 East 86th Avenue
                             Merrillville, IN 46410

                                File No. 70-9127

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated January 23, 1998, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that:

1. Balance Sheet and Statement of Income for each Non-Utility Subsidiary Authorized in the January 23 Order

         A Columbia Natural Resources Canada, Ltd. ("Columbia Canada") balance sheet and income statement for the quarter ended June 30, 2002 is attached.

2. Narrative Description of Activities for the Quarter Just Ended Columbia Canada started no wells, and events for the quarter consisted of activities necessary in preparation of asset sales to occur during the third calendar quarter of 2002.

3.  Amounts and Forms of Capital Investments in Authorized Non-Utility
    Subsidiary

         None during the calendar quarter.

4. Description of Services Obtained from Associate Public Utility Companies, with the Type of Service, the Number of Personnel from Each Public Utility Associate Company that Provided Those Services for the Quarter Just Ended, and the Total Value of Such Services

         None during the calendar quarter.

5. Description of Intellectual Property Sold or Licensed in Connection with the Authorized Activities None during the calendar quarter.

                                Very truly yours,

                                COLUMBIA ENERGY GROUP

                                      By:   /s/ Jeffrey W. Grossman
                                          --------------------------
                                               Jeffrey W. Grossman
                                              Vice President and Controller

              COLUMBIA NATURAL RESOURCES CANADA, LTD.
                           Balance Sheet
                        As of June 30, 2002
                          (U.S. Dollars)

($ in thousands)
================================================================================
ASSETS

PROPERTY, PLANT AND EQUIPMENT
   Gas and oil producing properties                                    9,153
   Assets held for sale                                                1,975
   Accumulated depreciation and depletion                             (3,588)
--------------------------------------------------------------------------------
Net Property, Plant and Equipment                                      7,540
--------------------------------------------------------------------------------
CURRENT ASSETS
   Cash and cash equivalents                                             358
   Accounts and notes receivable                                       2,322
   Prepayments and other                                               4,086
--------------------------------------------------------------------------------
Total Current Assets                                                   6,766
--------------------------------------------------------------------------------
OTHER ASSETS
   Deferred income assets                                              2,016
   Deferred charges and other                                            252
--------------------------------------------------------------------------------
Total Other Assets                                                     2,268
--------------------------------------------------------------------------------
TOTAL ASSETS                                                          16,574
================================================================================
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
   Common Stock Equity                                                26,282
   Additional paid in capital                                            184
   Retained deficit                                                  (14,708)
   Foreign currency translation                                         (293)
--------------------------------------------------------------------------------
Total Capitalization                                                  11,465
--------------------------------------------------------------------------------
CURRENT LIABILITIES
   Accounts and drafts payable                                         5,068
   Other                                                                  41
--------------------------------------------------------------------------------
Total Current Liabilities                                              5,109
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                  16,574
================================================================================

               COLUMBIA NATURAL RESOURCES CANADA, LTD.
                   Statement of Consolidated Income
               For the Three Months Ended June 30, 2002
                            (U.S. Dollars)


($ in thousands)
================================================================================
OPERATING REVENUES
   Gas revenues                                                            12
   Oil revenues                                                            --
--------------------------------------------------------------------------------
Total Operating Revenues                                                   12
--------------------------------------------------------------------------------

OPERATING EXPENSES
   Lease operating expense                                                  5
   Other O&M expense                                                       95
   Exploration expense                                                     70
   Depreciation and depletion                                             456
   Gain or loss on sale of assets                                         314
   Other taxes                                                             11
--------------------------------------------------------------------------------
Total Operating Expenses                                                  951
--------------------------------------------------------------------------------
OPERATING INCOME                                                         (939)
--------------------------------------------------------------------------------

OTHER INCOME (DEDUCTIONS)
   Interest income                                                          1
   Interest expense                                                       (31)
--------------------------------------------------------------------------------
Total Other Income (Deductions)                                           (30)
--------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES             (969)
INCOME TAXES                                                             (339)
--------------------------------------------------------------------------------
NET INCOME (LOSS)                                                        (630)
================================================================================